Filed pursuant to Rule 433

July 7, 2020

Relating to

Preliminary Prospectus Supplement dated July 7, 2020 to

Prospectus dated February 26, 2018

Registration Statement No. 333-223226

Kimco Realty Corporation

Pricing Term Sheet

$500,000,000 2.700% Notes due 2030

Issuer:	Kimco Realty Corporation

Ratings*:	Baa1 (stable) by Moody’s Investors Service, Inc. BBB+ (stable) by Standard & Poor’s Ratings Services

Aggregate Principal Amount Offered Hereby:	$500,000,000

Pricing Date:	July 7, 2020

Settlement Date:

July 13, 2020 (T+4)

The settlement date of July 13, 2020 is the fourth business day following the date of the preliminary prospectus supplement. Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes before the second business day prior to the Settlement Date will be required, by virtue of the fact that the Notes initially will settle on a delayed basis, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors with respect to these matters.

Maturity Date:	October 1, 2030

Interest Payment Dates:	April 1 and October 1, commencing on April 1, 2021 (long first coupon)

Coupon:	2.700%

Price to Public:	99.543% of the principal amount

Proceeds to Issuer (before expenses and the underwriting discount):	$497,715,000

Use of Proceeds:

The issuer intends to allocate an amount equal to the net proceeds from this offering to finance or refinance, in whole or in part, recently completed, existing or future Eligible Green Projects. The Issuer believes that the green bond framework is in alignment with the four core components of the Green Bond Principles, 2018 (GBP) as administered by the International Capital Market Association. Eligible Green Projects include projects with disbursements made in the three years preceding the issue date of the notes. The Issuer intends to spend the remaining net proceeds from the offering during the life of the notes. Pending allocation of an amount equal to the net proceeds from the offering, net proceeds will be used to repay borrowings outstanding under our term loan credit facility maturing in April 2021 (subject to a one-year extension option) (of which $ 325.0 million were outstanding as of June 30, 2020), which borrowings bear interest at a rate of LIBOR plus 1.400%, and for general corporate purposes.

Benchmark Treasury:	0.625% due May 15, 2030

Benchmark Treasury Yield:	0.651%

Spread to Benchmark Treasury:	+210 bps

Yield to Maturity:	2.751%

Redemption Provisions: Make-whole Call:

Prior to July 1, 2030, the Notes will be redeemable at the Issuer’s option, at a redemption price equal to the sum of (1) an amount equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest thereon to, but not including, the redemption date and (2) a make-whole premium (T+35 bps).

Par Call:	At any time on or after July 1, 2030, the Notes will be redeemable at the Issuer’s option, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest thereon to, but not including, the redemption date.

CUSIP / ISIN:	49446R AW9 / US49446RAW97

Joint Book-Running Managers:	Deutsche Bank Securities Inc. Jefferies LLC U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC BMO Capital Markets Corp. J.P. Morgan Securities LLC

Senior Co-Managers:	BNP Paribas Securities Corp. Regions Securities LLC TD Securities (USA) LLC

Co-Managers:	BofA Securities, Inc. Barclays Capital Inc. Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC Morgan Stanley & Co. LLC Scotia Capital (USA) Inc. SunTrust Robinson Humphrey, Inc.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal by the assigning rating organization at any time.

The Issuer has filed a registration statement (including a prospectus dated February 26, 2018 as supplemented by a preliminary prospectus supplement dated July 7, 2020) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and preliminary prospectus supplement in that registration statement, this communication and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may request the prospectus and preliminary prospectus supplement by calling Deutsche Bank Securities Inc. toll free at 1-800-503-4611, Jefferies LLC toll-free at 1-877-877-0696, U.S. Bancorp Investments, Inc. toll-free at 1-877-588-2607 and Wells Fargo Securities, LLC at 1-800-645-3751.